                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                AUTONATION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760759 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Rick L. Burdick, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         711 Louisiana, Suite 1900 South
                              Houston, Texas 77002
                                 (713) 220-5800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


    SEE ITEM 3 REGARDING AN EXPLANATION FOR THE FILING OF THIS SCHEDULE 13D.
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)















                              (Page 1 of 11 Pages)

CUSIP NO. 760759 10 0                                               Page 2 of 11
         ---------------------


          ---------------------------------------------------------------------
  (1)     Names of Reporting Persons S.S. or I.R.S.
          Identification No. of Above Persons

          Michael G. DeGroote
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)*                                       (a)     [X]
                                                                    (b)     [ ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          OO (See Item 3)
          ---------------------------------------------------------------------
  (5) Check if Disclusure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          Canadian
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  NUMBER OF                    19,831,200**
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     Shared Voting Power
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     Sole Dispositive Power
 PERSON WITH                   19,831,200**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          19,831,200 (See Item 5)
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                                                            [ ]
          (See Item 5)
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row(11)

          5.4% (See Item 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




------------------------
** 19,631,200 of the shares beneficially owned by Mr. DeGroote are held in the name of Westbury (Bermuda) Ltd., of which he is the sole shareholder.

CUSIP NO. 458875 10 1                                               Page 3 of 11
         ---------------------


          ---------------------------------------------------------------------
  (1)     Names of Reporting Persons S.S. or I.R.S.
          Identification No. of Above Persons

          Westbury (Bermuda) Ltd.
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)*                                       (a)     [X]
                                                                    (b)     [ ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          OO (See Item 3)
          ---------------------------------------------------------------------
  (5) Check if Disclusure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          Bermuda
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  NUMBER OF                    19,631,200
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     Shared Voting Power
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     Sole Dispositive Power
 PERSON WITH                   19,631,200
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          19,631,200 (See Item 5)
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                                                            [ ]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row(11)

          5.4% (See Item 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Westbury Bermuda Ltd., a Bermuda exempted company and successor-in-interest to MGD Holdings Ltd. ("Westbury"), and Mr. Michael G. DeGroote (together, the "Reporting Persons" and individually, the "Reporting Person") hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Autonation, Inc., a Delaware corporation formerly known as Republic Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 200 East Las Olas Boulevard, Suite 1400, Ft. Lauderdale, Florida 33301.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Statement is being filed by Westbury and Mr. Michael G. DeGroote (all of the foregoing collectively, the "Reporting Persons" and individually, the "Reporting Person"). A copy of an agreement among the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         Westbury is engaged principally in investing in securities beneficially owned by Mr. DeGroote. Westbury is the successor-in-interest to MGD Holdings Ltd. ("MGD") as a result of an amalgamation of MGD and Westbury (Bermuda) Ltd., both Bermuda exempted companies, that was completed April 30, 1997. Mr. DeGroote is the sole stockholder of Westbury. The name, business address, principal occupation or employment and citizenship of each executive officer and director of Westbury are listed on Schedule A, attached hereto and incorporated herein by reference.

         Mr. DeGroote, a director of the Issuer, is a Canadian citizen but resides in Bermuda. The principal business address of each of the Reporting Persons is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda.

         (d) - (e) During the last five years, none of the Reporting Persons nor, to the best of any of their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 24, 1997, the Reporting Persons filed a report on Schedule 13G declaring that neither of them beneficially owned at least 5% of the outstanding Common Stock. As a result of a share repurchase program initiated by the Issuer, the total outstanding Common Stock has decreased since that filing such that the Reporting Persons again each beneficially own more than 5% of the outstanding Common Stock. This Schedule 13D is being filed to reflect each of the Reporting Persons' current percentage ownership.

         A description of the source of funds for the acquisition of the shares owned by the Reporting Persons is described in Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 15, 1995, and Amendment No. 2 to
Schedule 13D filed by the Reporting Persons on March 12, 1996 (the "March 1996 Filing").

         Since the March 1996 Filing, the following securities were acquired by the Reporting Persons:

         Under the Issuer's 1995 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), in consideration for Mr. DeGroote's service on the Board of Directors of the Issuer, Mr. DeGroote was granted (i) options to purchase 20,000 shares of Common Stock at an exercise price of $31.1875 effective January 2, 1997, (ii) options to purchase 20,000 shares of Common Stock at an exercise price of $23.3125 per share effective January 2, 1998,
(iii) options to purchase 20,000 shares of Common Stock at an exercise price of $44.875 per share effective January 4, 1999, and (iv) options to purchase 20,000 shares of Common Stock at an exercise price of $9.25 per share effective January 3, 2000 (collectively, the "Non-Employee Director Options"). All of the Non-Employee Director Options are fully vested and are exercisable for a period of ten years from the date of grant. In the event Mr. DeGroote chooses to exercise such options, it is currently anticipated that the payment of the exercise price will be funded with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         See Item 3 for an explanation of the filing of this Schedule 13D. Mr. DeGroote acquired the Non-Employee Director Options as consideration for his service on the Board of Directors of the Issuer. It is currently anticipated that any exercise of such options will be as an investment. The Reporting Persons have not formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4 (a) through (j) of the General Instructions to Schedule 13D under the Exchange Act, although each Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) and (b) As of February 8, 2000, Westbury beneficially owns for purposes of this Schedule 13D 19,631,200 shares of Common Stock representing 5.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 365,226,384 shares of Common Stock issued and outstanding as of February 8, 2000).

         In addition, as of February 8, 2000, Mr. DeGroote may be deemed to beneficially own 19,831,200 shares of Common Stock (which includes 19,631,200 shares of Common Stock beneficially owned by Westbury, of which Mr. DeGroote is the controlling shareholder, and the 200,000 Non-Employee Director Options), representing 5.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 365,226,384 shares of Common Stock issued and outstanding as of February 8, 2000).

         Mr. Luchak owns 10,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 356,226,384 shares of Common Stock outstanding as of February 8, 2000). Mr. Luchak has the sole power to vote or direct the voting of and the sole power to dispose or direct the disposition of all of the 10,000 shares of Common Stock.

         Mr. Watt owns 10,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 356,226,384 shares of Common Stock outstanding as of February 8, 2000). Mr. Watt has the sole power to vote or direct the voting of and the sole power to dispose or direct the disposition of all of the 10,000 shares of Common Stock.

         Ms. Santin owns no shares of Common Stock.

         The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by Messrs. Luchak and Watt.

         (c) The only transactions in any securities of the Issuer that were effected during the past sixty days by the Reporting Persons and Messrs. Luchak and Watt were the following:

         o On January 3, 2000, Mr. DeGroote was granted 20,000 Non-Employee Director Options;

         o  On February 3, 2000. Mr. Watt purchased 10,000 shares of Common
            Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among Mr. Michael G. DeGroote, and Westbury (Bermuda) Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated:  February 16, 2000                  Michael G. DeGroote



                                           By: /s/ Michael G. DeGroote
                                              ----------------------------------



Dated: February 16, 2000                   Westbury (Bermuda) Ltd.



                                           By: /s/ Michael G. DeGroote
                                              ----------------------------------
                                              Michael G. DeGroote
                                              President

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             WESTBURY (BERMUDA) LTD.


NAME & CAPACITY WITH       PRINCIPAL OCCUPATION                PRINCIPAL
WESTBURY (BERMUDA) LTD.        AND CITIZENSHIP              BUSINESS ADDRESS
-----------------------        ---------------              ----------------

Michael G. DeGroote        Retired Businessman              Victoria Hall
President,                 Canadian                         11 Victoria Street
Director                                                    P. O. Box HM 1065
                                                            Hamilton, HMEX
                                                            Bermuda

James Watt                 Financial Analyst                Victoria Hall
Vice President,            Canadian                         11 Victoria Street
Director                                                    P. O. Box HM 1065
                                                            Hamilton, HMEX
                                                            Bermuda

Fred Luchak                Attorney                         Victoria Hall
Director                   Canadian                         11 Victoria Street
                                                            P. O. Box HM 1065
                                                            Hamilton, HMEX
                                                            Bermuda

Taina Santin               Administrative Assistant         Victoria Hall
Secretary                  Bermudian                        11 Victoria Street
                                                            P. O. Box HM 1065
                                                            Hamilton, HMEX
                                                            Bermuda

                                INDEX TO EXHIBITS


    NUMBER                                      EXHIBIT
    ------                                      -------

      1.* Joint Filing Agreement among Mr. Michael G. DeGroote, and Westbury (Bermuda) Ltd.



------------------------------------
* Filed herewith.